Exhibit 6.7

LETTER OF INTENT

November 16, 2020

Dear Ethan,

I very much enjoyed our recent conversations, lunch and continuing dialogue. As you know, Seismic has been very impressed with what we have seen and heard from you about Parkplace/Parq Inc. and its products, growth, mission and business plan.

In light of our strong interest in prospectively making an investment in Parkplace/Parq we believe this would be an ideal time to sign a general letter of intent setting out the basic procedural parameters for moving forward:

1.            Due Diligence. In order for us to confirm our intention to proceed with and formalize a relationship with Parkplace/Parq, and to better assess the company as a predicate to formulating the specific terms and conditions of a transaction between us, we will conduct a customary extensive due diligence investigation of the company and its business, finances, assets and liabilities, including review of all relevant books and records and consultations with appropriate personnel, etc. We will advise you as to when we want to initiate that investigation. You agree that you will cooperate fully in connection with such investigation. Any decision by us to proceed with a transaction with you is, of course, conditioned on our completion of that investigation to our satisfaction.

2.            Negotiation of Terms. Once we have gathered the additional specific information through our due diligence investigation and confirmed our intention to proceed, we will sit down with you to propose and discuss in detail the basic terms and details of a prospective transaction between us, including the structure of any arrangement, the amount, timing and nature of any capital investment Seismic may elect to make, the nature and amount of equity Seismic would expect to acquire, the types of services Seismic may provide going forward, and other material terms and conditions relating to our acquisition of an interest in the Company, such as pertinent governance issues, etc.

Seismic Capital Company

11271 Ventura Boulevard, Suite 479

Los Angeles, CA 91604 USA

www.seismic.company

3.            Execution of Term Sheet. Once you and we have agreed on the material terms and conditions of a transaction, we will jointly memorialize those in a formal written Term Sheet which would provide the roadmap for the transaction. After that Term Sheet is finalized and agreed to, Seismic will direct its attorneys to prepare initial drafts of the definitive agreements and other ancillary instruments documenting our transaction. We expect that the documentation will contain customary provisions applicable to the type and size of transaction we may agree to consummate, including closing conditions, representations, warranties and indemnities.

4.	Mutual Confidentiality; No Public Disclosure; Exception.

a.            We will keep in strict confidence all confidential, non-public information you provide us about you (including the information obtained from our due diligence investigation), and you will keep in strict confidence all confidential, non-public information you obtain about us. Each party will only use any confidential, non-public information it obtains about the other as may be necessary or desirable in connection with its evaluation of the prospective transaction between us.

b.            Both you and we agree to keep the existence of this letter and the fact that we are engaged in negotiations regarding a prospective transaction, and all of the details thereof, confidential. Neither of us will make any public disclosures regarding this letter or any prospective transaction between us prior to the execution of the final transaction documentation without the prior written approval of the other party, which approval will not be unreasonably withheld, conditioned or delayed.

c.            Notwithstanding the above, these confidentiality and non-disclosure requirements will not restrict in any respect either party from communicating relevant information (including confidential, non-public information about the other party) relating to or concerning the prospective transaction to its respective affiliates, officers, directors, employees and professional advisers, and, to the extent relevant, to third parties whose consent is required in connection with the prospective transaction, or, in the case of Seismic, to its investors or, as may be necessary, in connection with its due-diligence investigation. In those instances, the disclosing party will be required to advise the recipient of the confidential nature of the information (if that is the case).

5.            Expenses. Each party will be responsible for its own costs and expenses, including attorneys’, accountants’, brokers’ or finders’ fees, incurred in connection with the negotiation and documentation of any transaction between us.

6.            Projected Closing Date. This will confirm our joint expectation to close any transaction between us in the first or second quarter of 2021, and we each agree to work diligently to meet this deadline.

7.	Non-Binding Nature of This Letter; No Commitment to Consummate a Transaction.

This letter of intent is not binding except for the confidentiality and nondisclosure provisions in Section 4 above, which are intended and understood to be binding and enforceable. This letter creates no binding commitment on either party to consummate a transaction, and no binding commitments to do so will exist until mutually agreed definitive documentation has been prepared, executed and delivered by the parties. Furthermore, this letter of intent is conditional upon the qualification of Seismic’s offering statement pursuant to Regulation A.

8.            Termination of Negotiations. Either party may terminate negotiations regarding the prospective transaction at any time for any reason or no reason by giving written notice to the other party.

If these terms are in accord with your understanding and meet with your approval, please sign where indicated below and return the executed letter to me via email. I ask that you do so by the close of business (PST) on Thursday, November 19, 2020. Once I receive your signed letter, I will touch base with you to discuss our next steps.

Needless to say, we are very excited about this opportunity!

Warm regards,

/s/ Eric B. White
Eric B. White
President
Seismic Capital Company, Inc.

ACCEPTED AND AGREED:

Parq, Inc.

By:	/s/ Ethan Glass
Name: Ethan Glass
Title: Chief Executive Officer
Dated:	11/17/2020